UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 20, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑   Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:
Name Stuart MacKenzie
	Title:	Group Secretary

Date: April 20, 2010

4 May 2010
Newcrest and Lihir Enter into Merger Implementation Agreement
Newcrest Mining Limited (“Newcrest”) and Lihir Gold Limited (“LGL”) today announced that they have entered into a Merger Implementation Agreement (“MIA”) under which it is proposed that Newcrest will acquire all of LGL’s ordinary shares under a Scheme of Arrangement.
LGL shareholders will receive one Newcrest share for every 8.43 LGL shares they own, plus A$0.225 cash per share, less any interim dividend declared or paid by LGL for the half year ending 30 June 2010.
Based on Newcrest’s closing price of A$32.06 on 3 May, the implied offer price from Newcrest is now A$4.03 per LGL share, valuing LGL at approximately A$9.5 billion. This represents a 6.4% improvement on Newcrest’s previous proposal to acquire LGL as announced on 1 April 2010.
The implied offer price of A$4.03 per LGL share represents an attractive premium for LGL shareholders on a range of measures:
•	A 40.8% premium to LGL’s closing share price on 12 February 2010, the last trading day prior to Newcrest’s approach to LGL in February;

•	A 29.5% premium to LGL’s closing share price on 29 March 2010, the last trading day prior to Newcrest’s improved proposal in March; and

•	A 33.4% premium to LGL’s 1 month VWAP to 29 March 2010.
A limited mix and match structure will also apply, giving LGL shareholders greater flexibility in the offer consideration (see further details below).
The directors of LGL unanimously recommend that shareholders vote in favour of the Scheme in the absence of a superior proposal and subject to an independent expert’s opinion that the Scheme is in the best interests of LGL shareholders. Each LGL director will vote the voting rights attached to all LGL shares over which he or she has control in favour of the shareholder vote to implement the Scheme (in the absence of a superior proposal and subject to the independent expert’s opinion that the Scheme is in the best interests of LGL Shareholders).
Newcrest Chairman, Don Mercer, said the combination of Newcrest and LGL has compelling strategic logic and merit, which was recognised overwhelmingly by shareholders of both companies.
“The combined organisation will be Asia-Pacific’s leading gold producer, with a standout portfolio of long-life, high margin, tier one gold assets,” he said.
Newcrest Managing Director and CEO, Ian Smith, said the combined portfolio of assets was unmatched in the global industry providing an outstanding platform to deliver superior returns to shareholders and offering significant opportunities for employees and other stakeholders.

“The portfolio of high quality operating mines and exciting growth opportunities will deliver long term, sustainable production growth within the lowest cost quartile of the global industry for at least the next 30 years,” said Mr Smith.
LGL Chairman, Ross Garnaut, said “the LGL Board had recognised from the outset the highly complementary nature of Newcrest and LGL, and the strong strategic logic in combining the two organisations.”
“We are therefore pleased to have secured an improved financial proposal that we can recommend to our shareholders,” he said.
“Our shareholders will receive a highly attractive premium and, by receiving Newcrest shares, will participate in the benefits created by the combination of the two companies,” said Dr Garnaut.
Implementation
The acquisition of LGL by Newcrest will be by way of a Scheme of Arrangement in Papua New Guinea (“PNG”).
The Scheme is also subject to regulatory approvals and certain other conditions. For further details please refer to the MIA in Appendix 2 of this announcement.
A mix and match structure has been established so that LGL shareholders will have the opportunity to choose from the following alternative forms of consideration:
•	Mixed Consideration: As described above, being a fixed ratio of 1 Newcrest share for every 8.43 LGL shares, plus A$0.225 cash per share (less any interim dividend declared by LGL for the half year ending 30 June 2010);

•	Maximum Shares: for LGL shareholders wishing to increase the scrip component of their consideration; or

•	Maximum Cash: for LGL shareholders wishing to increase the cash component of their consideration.
The Maximum Shares and Maximum Cash alternatives will be subject, respectively, to a maximum total share consideration of 280,988,130 Newcrest shares1 and a maximum cash consideration of A$1.0 billion. The Directors of LGL unanimously recommend that shareholders elect to receive either the Mixed Consideration or Maximum Shares.
In total, the cash consideration of the transaction will range from A$533 million2 to A$1.0 billion, with shareholders subject to scale back on a pro-rata basis if required. Shareholders who elect to receive the Mixed Consideration will not be subject to any scale back. The default option for LGL shareholders who do not make an election will be Maximum Shares.
Newcrest intends to fund the cash component of the consideration via internal financial sources. Once the Scheme is implemented, LGL shareholders will own approximately 35.5% to 36.8% of the combined organisation, depending on the elections made by shareholders under the mix and match structure.
The Scheme is subject to approval by LGL shareholders at a vote anticipated to be held in late July 2010.

[1]	Excludes any shares issued as a result of vesting of LGL employee options

[2]	Excludes any additional cash that may be issued as a result of vesting of LGL employee options

Under the Merger Implementation Agreement signed today, LGL retains the ability to continue existing discussions with third parties until 8 June in connection with any competing control transaction for LGL, with no solicitation of further parties.
It is anticipated that LGL shareholders will receive Scheme documents in late June and will vote on the Scheme in late July, with completion of the transaction expected in August 2010.
Under the MIA, LGL has agreed to provide Newcrest with access to any information it requests on LGL, in order to complete confirmatory due diligence. This process will be completed on or before 8 June.
Grant Samuel will be appointed to prepare the independent expert’s report to determine whether the Scheme is in the best interests of LGL shareholders as soon as reasonably practicable (and if possible by 8 June 2010).
The terms of reference for Grant Samuel will include consideration of the possible effect of the proposed Resource Super Profits Tax announced on 2 May 2010. In this regard, Newcrest has agreed with LGL to provide Grant Samuel with the access to relevant Newcrest information to allow Grant Samuel to complete its assessment.
The combined group
Combining Newcrest and Lihir forms a highly complementary portfolio of operating and development projects the foundation of which are the Cadia Valley, Lihir Island and Telfer operations that will generate a base load annual production of around 2.5 million ounces for many years to come. Supplementing these world class operations are:
•	One of the world’s highest grade gold mines at Gosowong

•	Two recently commissioned medium scale operations at Bonikro and Hidden Valley with brownfields growth potential

•	Two quality, smaller scale mines at Mt Rawdon and Cracow, both located in central Queensland

•	Two large undeveloped resources at Wafi-Golpu and Namosi with the potential to develop into major gold/copper operations

•	Significant greenfield growth potential in Côte D’Ivoire and Morobe Province, PNG

•	Complementary mix of pure gold and gold-copper assets

•	Cash costs in the first quartile of the industry
The transaction will also combine complementary skill sets to drive further value opportunities:
•	Open pit, bulk underground and selective underground skills

•	Metallurgical expertise in flotation and refractory processing • Copper concentrate marketing skills

•	Strong technical expertise

•	Proven exploration skills
Further information on the benefits anticipated by Newcrest of the combination of Newcrest and LGL is set out in Appendix 1.
LGL and Newcrest shareholder information
To obtain further information, LGL shareholders can contact the LGL Shareholder Information Line on 1300 749 597 for shareholders located in Australia, and +61 3 9415 4665 for shareholders located outside Australia.

Newcrest shareholders can also obtain further information via contacting the Newcrest Shareholder Information Line on 1800 55 45 25 for shareholders located in Australia, or +61 2 9207 3630 for shareholders located outside Australia.
Newcrest is being advised by Lazard, Merrill Lynch and Allens Arthur Robinson.
LGL is being advised by Greenhill Caliburn, Macquarie Capital Advisers Limited and Blake Dawson.
For further information, please contact:

Investors: Steve Warner	Joe Dowling
Newcrest	LGL GM Corporate Affairs
+61 3 9522 5316	+61 421 587 755
steve.warner@newcrest.com.au
Media: Kerrina Watson	Richard Phillips
Newcrest	Greenhill Caliburn
+61 3 9522 5593	+61 9935 6806
kerrina.watson@newcrest.com.au
John Wylie	Robert Dunlop/Michael Ashforth
Lazard	Macquarie Capital Advisers
+61 3 9657 8402	+61 3 9635 8129/+61 8 9224 0644
David Petrie
Merrill Lynch
+61 3 9659 2724
Appendix 1: Further information on the benefits anticipated by Newcrest of the combination of Newcrest and LGL
Appendix 2: Merger Implementation Agreement

APPENDIX 1
BENEFITS ANTICIPATED BY NEWCREST OF THE PROPOSED COMBINATION OF NEWCREST
AND LIHIR
i)	Creates a portfolio with one of the largest global gold reserves
The combined organisation would have:
•	73.4 million ounces of gold reserves and 4.7 million tonnes of copper reserves and 26.7 million ounces of silver reserves, ranking it fourth in world gold equivalent reserves;

•	131.8 million ounces of gold resources, and 212.1 million ounces of gold equivalent resources, ranking it fifth in the world; and

•	Gold production of approximately 2.8 million ounces per annum (based on FY09 results), ranking it the fifth largest gold producer in the world.
In addition, there is the potential for future upgrades and substantial production growth.
ii)	Geographical and asset diversification
The combined organisation would operate in five countries with 10 mines across South East Asia and West Africa, with a highly complementary portfolio of operating and development projects. The foundations of the portfolio are the Cadia Valley (Australia), Lihir Island (PNG) and Telfer (Australia) operations that will generate a base load annual production of around 2.5 million ounces for many years to come. Supplementing these world class operations are:
•	One of the world’s highest grade gold mines at Gosowong (Indonesia);

•	Two recently commissioned medium scale operations at Bonikro (Cote D’Ivoire) and Hidden Valley (PNG) with brownfields growth potential;

•	Two quality, smaller scale mines at Mt Rawdon and Cracow, both located in central Queensland;

•	Two large undeveloped resources at Wafi-Golpu (PNG) and Namosi (Fiji) with the potential to develop into major gold/copper operations; and

•	Significant greenfield growth potential in Côte D’Ivoire and Morobe Province, PNG.
In the combined organisation:
•	No asset would represent more than 45% of the reserve base or more than 31% of combined 2009 EBITDA; and

•	Australia would represent 63% of the combined reserve base (PNG 34%) and 47% of the combined 2009 EBITDA (PNG 31%).

iii)	Lowest quartile position on the global cost curve
With cash costs of US$346/oz (quarter ending March 2010, post synergies), the combined company would have costs in the industry’s lowest quartile, with the potential for further improvement through an enhanced focus on cost reduction and productivity improvements achieved by combining the complementary skill sets of Newcrest and Lihir.
iv)	Stronger and more diversified organic portfolio
The combined organisation would have a pipeline of committed projects to deliver substantial growth over the next five years. Production is forecast to grow 6.0% per annum compound to 3.75 million ounces by FY2014.
Newcrest has forecast that its gold production is expected to increase by 40% and copper production by 30% over the next five years from existing brownfield expansion projects at Ridgeway Deeps, Cadia East, Hidden Valley, Telfer and Gosowong.
Lihir’s contribution to growth over the next 5-plus years is expected to be realised through completion of its Lihir Island Million Ounce Plant Upgrade project (MOPU), and potential further development of its West African operations.
In addition to the already committed projects, Newcrest has a suite of undeveloped deposits with the potential to grow into large, long-life projects. These include:
•	Wafi-Golpu in PNG (Newcrest 50% ownership) with an existing resource base of 9.2 million ounces of gold and 1.8 million tonnes of copper and an exploration target in excess of 20 million ounces gold and 4 million tonnes copper for the region. Wafi Golpu is expected to have a material resources upgrade by 30 June, 2010;

•	Within the Morobe province in PNG (Newcrest 50% ownership), Newcrest has a significant exploration footprint with over 3,200 square kilometres of acreage;

•	Namosi in Fiji (Newcrest 69.94% ownership) with a total current resource of 5.7 million ounces of gold and 5.5 million tonnes of copper,copper has numerous targets that are scheduled to be drilled in the short term. Recent results have been promising with higher gold and copper grade intersections at Waivaka; and

•	The Telfer gold/copper mine in Western Australia has the potential to develop into a sizeable polymetallic region. Opportunities such as O’Callaghan’s polymetallic discovery should reduce Telfer’s operating cost further and continue to add longer-term value.
The combination would also enhance longer term growth potential through Newcrest’s recognised gold/copper porphyry development capabilities:
•	Newcrest has significant production and technical expertise in copper and has a strong track record in discovering and developing gold/copper porphyries and importantly, marketing copper concentrates; and

•	Given that much of the world’s undeveloped gold reserves are contained in copper/gold porphyry deposits, the combination would widen the range of growth and development opportunities open to shareholders.
v)	Greater scale and financial capabilities to capture future large-scale growth opportunities
With a market capitalisation of over A$24.5 billion1, low gearing and strong operating cash flows, the combined entity would have greater scale and financial capability to invest in future growth and development.
The combined entity would also benefit from:
•	Lower cost of debt
•	The combined entity would seek to maintain gearing levels commensurate with a strong investment grade credit rating, which should result in achieving improved debt funding spreads; and

•	Access to all other capital markets would be improved, with the increased size, diversity and liquidity of the combined portfolio also potentially reducing the cost of equity capital.
•	Improved stock market positioning
•	As the leading Asia Pacific gold major, the enhanced scale, coverage and weighting in indices is likely to result in:
•	Stronger investment support from both Australian and Asian investors;

•	Improved liquidity; and

•	Potential re-rating to a level similar to that of other global gold majors; the scrip for scrip proposal would ensure any re-rating benefits all shareholders.
vi)	Substantial potential synergies
Synergies from the combination are potentially in excess of A$85m per annum (pre-tax) which represents approximately 4% of the combined group cost base.
Integration of the two companies is expected to result in natural synergies from: supply chain efficiencies, fleet and equipment utilisation, productivity improvements, ability to sharpen the focus of the projects and exploration spend, lower funding costs and removal of duplicated corporate costs.
In addition to this estimate, in the longer term, the combination of the two group’s technical teams could reap other valuable improvements. The combined group would have a more complete set of technical skills to continue adding value through cost reduction, productivity improvements and capture of new projects (refer vii) below.

[1]	Combined market capitalisation based on value of Newcrest market capitalisation and equity part of the proposal as at 3 May 2010

vii)	Strong operational and management capabilities to create further synergies
Newcrest and Lihir have highly complementary skill sets which would add value to the combined entity’s assets and development opportunities;
•	Open pit, bulk underground and selective underground skills
•	These skills should be useful as Lihir contemplates multiple pit outcomes in West Africa and the ramp up of Lihir Island production

•	Recognised strength in low cost, fast underground development rates
•	Metallurgical expertise in flotation and refractory processing

•	Copper concentrate marketing skills o Particularly polymetallic metallurgical skills

•	Strong technical expertise
•	Focus on innovation and automation and leading industry knowledge of bulk underground mining methods, specifically sub level and block caving
•	Maintenance focus delivering cost reductions and productivity improvements

•	Proven greenfield and brownfield exploration skills
•	As well as having discovered all existing mining provinces other than in PNG, Newcrest has developed second and third mines at Cadia Valley, Telfer and Gosowong

Merger Implementation
Agreement

Lihir Gold Limited
ARBN 069 803 998

Newcrest Mining Limited
ABN 20 005 683 625

1.	Background

1.1	Lihir and Newcrest have entered into a Confidentiality Deed dated 23 March 2010.

1.2	Newcrest has proposed to acquire Lihir by scheme of arrangement.

1.3	Subject to the satisfaction of the conditions precedent below, Lihir will propose a scheme of arrangement under Part XVI of the PNG Companies Act between Lihir and Lihir Shareholders pursuant to which Newcrest will acquire Lihir (Scheme) as set out in this agreement.

1.4	Lihir and Newcrest have agreed to implement the Scheme upon the terms and conditions of this agreement.

1.5	Capitalised terms in this agreement have the meaning given to them in clause 18, and the interpretation rules in clause 19 apply to this agreement.

1.6	This agreement constitutes binding, enforceable legal obligations.

2.	Agreement to propose Scheme

Subject to and upon the terms and conditions of this agreement, Lihir will propose the Scheme in such form as the parties agree in writing under which all of the Lihir Shares held by Participants will be cancelled (or if that is not possible, transferred to Newcrest or its nominee, being a wholly owned subsidiary of Newcrest) and Newcrest will provide the Scheme Consideration to the Participants.

3.	Scheme Structure

3.1	Lihir and Newcrest will implement the Scheme in the most commercially effective manner possible.

3.2	Subject to clause 2 and to the Scheme becoming Effective, as part of implementation of the Scheme:
(a)	all existing Lihir Shares at the Record Date will be cancelled (or if that is not possible, transferred to Newcrest or its nominee, being a wholly owned subsidiary of Newcrest); and

(b)	in exchange, each Participant will receive the Scheme Consideration.
3.3	Each Participant will be given the opportunity to elect to receive the Scheme Consideration in the following proportions of cash and Newcrest Shares:
(a)	the Mixed Consideration — under which the Participant will receive the Share Consideration and the Cash Consideration;

(b)	the Maximum Cash Consideration — under which the Participant elects to receive 100% cash for each Lihir Share (calculated and subject to scale-back as set out below); or

(c)	the Maximum Share Consideration — under which the Participant elects to receive 100% Newcrest Shares for each Lihir Share (calculated and subject to scale-back as set out below).
If a valid election is not made by a Participant, then that Participant will receive the Maximum Share Consideration.

Participants electing Maximum Cash Consideration or Maximum Share Consideration may be subject to scale-back such that the total amount of cash under the Scheme Consideration does not exceed the Cash Consideration Cap and the total number of New Newcrest Shares under the Scheme Consideration does not exceed the Share Consideration Cap (subject in either case only to the effects of rounding).

For the purposes of determining the amount of cash and number of New Newcrest Shares that a Participant will receive above the Mixed Consideration, the Newcrest Share price will equal the Newcrest VWAP.

4.	Allotment and issue of New Newcrest Shares and Payment of Cash

4.1	Subject to the Scheme becoming Effective, Newcrest must:
(a)	allot and issue the New Newcrest Shares to Participants in accordance with the Scheme on terms such that each New Newcrest Share will rank equally in all respects with each existing Newcrest Share;

(b)	pay the cash component of the Scheme Consideration to the Participants in accordance with the Scheme;

(c)	do everything reasonably necessary to ensure that the New Newcrest Shares are approved for official quotation on ASX and that trading in the New Newcrest Shares commences by the first Business Day after the Implementation Date. In addition, Newcrest’s current intention is to seek approval for official quotation of Newcrest Shares on POMSoX and to consider whether to seek approval for official quotation of Newcrest Shares on an appropriate North American exchange; and

(d)	ensure that on issue, each New Newcrest Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.
4.2	Unless Newcrest is satisfied that the laws of an Ineligible Lihir Shareholder’s country of residence (as shown in the register of Lihir Shareholders) permit the issue of New Newcrest Shares to the Ineligible Lihir Shareholder either unconditionally or after compliance with terms which Newcrest reasonably regards as acceptable and practical, Newcrest will not issue any New Newcrest Shares to Ineligible Lihir Shareholders, and instead will issue the New Newcrest Shares that would otherwise have been issued to the Ineligible Lihir Shareholders to a nominee appointed by Newcrest. Newcrest will procure that the nominee sells those New Newcrest Shares on-market and remit the proceeds from that sale (after deducting any selling costs and taxes) to Newcrest. Newcrest will then remit the proceeds it receives to the Ineligible Lihir Shareholders in accordance with their entitlement.

4.3	Any fractional entitlement of a Participant to a part of a New Newcrest Share will be rounded up or down to the nearest whole number of New Newcrest Shares (rounded up if the fractional entitlement is equal to or greater than one half, and rounded down if the fractional entitlement is less than one half). The Scheme will contain standard provisions under which Newcrest will have the discretion to deem the holdings of two or more Participants to be held by one Participant to prevent any shareholding splitting or division designed to obtain unfair advantage by reference to such rounding.

5.	Conditions Precedent

5.1	The Scheme will not become Effective and Newcrest will not be required to procure the provision of the Scheme Consideration unless each of the following conditions precedent is satisfied or waived:

Conditions for the benefit of Newcrest and Lihir
(a)	before 8.00am on the Second Court Date, all Regulatory Approvals required to implement the Scheme being obtained and not withdrawn;

(b)	ASX approving the quotation of the New Newcrest Shares;

(c)	the Independent Expert providing an Independent Expert’s Report to Lihir that, in the opinion of the Independent Expert, the Scheme is in the best interests of Lihir Shareholders;

(d)	the Scheme being approved by the requisite majority of Lihir Shareholders in accordance with section 250 of the Companies Act;

(e)	the Court approving the Scheme in accordance with section 250 of the Companies Act (subject to any conditions ordered by the Court and approved in writing by the parties);

(f)	no order or legislative restraint, whether permanent or temporary, being issued by a Governmental Agency that restricts the implementation of the Scheme;

(g)	obtaining any income tax or other tax rulings agreed by Lihir and Newcrest to be reasonably necessary to implement the Scheme;
Conditions for the benefit of Newcrest alone
(h)	no Lihir Regulated Event nor Lihir Material Adverse Change occurring between the date of this agreement and 8.00am on the Second Court Date;

(i)	to the extent that implementation of the Scheme would require consent or trigger any right of termination or other material right in favour of a person (other than a Lihir Group member), or any material liability owed by a Lihir Group member, under a Key Material Contract, each required consent, waiver of each such right, and release of each such liability, being obtained (including in favour of the post Scheme entity on terms no more onerous than those applying to Lihir) and not withdrawn (and, where given conditionally, subject to conditions acceptable to Newcrest);

(j)	each representation and warranty of Lihir in clause 11 is true and correct in all material respects as at the date of this agreement and as at 8.00am on the Second Court Date;

(k)	the Lihir Board unanimously recommends that Lihir shareholders vote in favour of the Scheme, in the absence of a Superior Proposal and in the absence of the Independent Expert finding that the Scheme is not in the best interests of Lihir Shareholders, and not withdrawing or varying that recommendation;

(l)	as at 8.00am on the Second Court Date, Lihir has not entered into any agreement with a third party in relation to a Superior Proposal that has been announced and recommended by the Lihir Board;

(m)	no person (other than a Newcrest Group member or an existing institutional or portfolio investor in Lihir) acquiring a relevant interest (within the meaning of sections 608 and 609 of the Australian Corporations Act) in 25% or more of Lihir Shares;
Conditions for the benefit of Lihir alone
(n)	no Newcrest Regulated Event nor Newcrest Material Adverse Change occurring between the date of this agreement and 8.00am on the Second Court Date; and

(o)	each representation and warranty of Newcrest in clause 11 is true and correct in all material respects as at the date of this agreement and as at 8.00am on the Second Court Date.
5.2	The conditions precedent in paragraphs (d) and (e) of clause 5.1 cannot be waived. The conditions precedent in paragraphs (a), (b), (c), (f) and (g) of clause 5.1 may only be waived by both Newcrest and Lihir by giving their written consent. The conditions precedent in paragraphs (h) to (m) (both inclusive) of clause 5.1 may only be waived by Newcrest by giving its written consent. The conditions precedent in paragraphs (n) and (o) of clause 5.1 may only be waived by Lihir by giving its written consent.

5.3	Each of Newcrest and Lihir must use its best endeavours and cooperate with each other to satisfy the conditions precedent, to the extent that it is within its control and without providing any significant undertaking or financial consideration or commencing legal proceedings. Newcrest and Lihir must promptly update each other with respect to their progress in satisfying the conditions precedent.

5.4	If, despite clause 5.3, a condition precedent is not satisfied, or is unable to be satisfied as at 8.00am two Business Days before the Second Court Date, the parties must consult in good faith to determine whether the Scheme, or any part of it, can be implemented on varied terms or by an alternative means.

5.5	Each party must promptly apply for all relevant Regulatory Approvals, providing a copy to the other party of all such applications and keeping the other party promptly and reasonably informed of the steps it has taken and of its progress towards obtaining the relevant Regulatory Approval (provided that a party is not obliged to provide the other party with any information which is commercially sensitive or if the provision would breach an obligation of confidence owed to any third party), and must take all steps it is responsible for as part of the approval process for the Scheme, including responding to requests for information at the earliest practicable time.

5.6	Each party must use best endeavours to consult with the other in advance in relation to all material communications with any Governmental Agency relating to any Regulatory Approval and provide the other party with all information reasonably requested in connection with the application for any Regulatory Approval.

6.	Implementation

6.1	Each of Newcrest and Lihir must take all necessary steps, and co-operate with each other, to propose and implement the Scheme and (subject to clause 6.2(j)) give effect to the orders of the Court approving the Scheme, and in accordance with the Timetable (although the Timetable may be shortened with the consent of the parties).

Obligations of Lihir

6.2	Without limiting clause 6.1, Lihir must take the following steps in accordance with the Timetable:
(a)	review all Material Contracts to identify any consent required to, or any right of termination or other material right in favour of a person (other than a Lihir Group member), or any material liability owed by a Lihir Group member, that would be triggered on, implementation of the Scheme, use its best endeavours to obtain all such consents, waivers of such rights and releases of such liabilities on conditions (if any) acceptable to Newcrest, and keep Newcrest informed of its progress in relation to the preceding;

(b)	prepare the Scheme Booklet (including the form of scheme of arrangement, which is to be approved by Newcrest) which complies with all applicable regulatory, compliance and content requirements and the orders of the Court at the First Court Hearing (and update the Scheme Booklet for any material developments), and include in the Scheme Booklet the Lihir Board’s unanimous recommendation pursuant to clause 9.1(a) and each Lihir Director’s statement pursuant to clause 9.1(b);

(c)	ensure that the Lihir Provided Information is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet, and promptly inform Newcrest if it becomes aware that the Scheme Booklet contains a statement that is or has become misleading or deceptive in a material respect or contains a material omission;

(d)	appoint the Independent Expert as soon as practical after the date of this agreement with instructions to prepare the Independent Expert’s Report as soon as reasonably practicable (and if possible by 8 June 2010), and including specifically in its terms of reference to consider the possible effect of the proposed Resource Super Profits Tax announced on 2 May 2010 when forming its opinion on whether the Scheme is in the best interests of Lihir Shareholders;

(e)	procure a meeting of the Lihir Board to consider and, if thought fit, approve the Scheme Booklet;

(f)	lodge a copy of the Scheme Booklet with the PNG Securities Commission, PNG Registrar of Companies, Port Moresby Securities Exchange, ASX and any other relevant securities exchange;

(g)	prepare and lodge with the Court all documents required in the Court proceedings in relation to the Scheme;

(h)	apply to the Court for orders to convene the Shareholders’ Meeting and, subsequently, if the resolutions submitted to the Shareholders’ Meeting in relation to approval of the Scheme are passed by the majority required by the Court, to approve the Scheme;

(i)	comply with all Court orders (including to convene the Shareholders’ Meeting and dispatch the Scheme Booklet to Lihir Shareholders and, subsequently, to effect the Scheme), and lodge the Court orders approving the Scheme with the PNG Registrar of Companies; and

(j)	if the Court refuses to make orders convening the Shareholders’ Meeting or approving the Scheme (either altogether or on terms not acceptable to Newcrest or Lihir), appeal the Court’s decision to the fullest extent possible (unless the parties, acting reasonably, agree that an appeal would have no reasonable prospect of success).
Obligations of Newcrest

6.3	Without limiting clause 6.1, Newcrest must take the following steps in accordance with the Timetable:
(a)	provide the Newcrest Provided Information to Lihir in a form which complies with all applicable regulatory, compliance and content requirements and the orders of the Court at the First Court Hearing (and update the Newcrest Provided Information for any material developments),

(b)	ensure that the Newcrest Provided Information is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet, and promptly inform Lihir if it becomes aware that the Scheme Booklet contains a statement that is or has become misleading or deceptive in a material respect or contains a material omission;

(c)	provide all reasonable assistance and information to enable the preparation of the Scheme Booklet (including provision of the Newcrest Provided Information to Lihir) and the Independent Expert’s Report;

(d)	procure a meeting of the Newcrest Board to consider and, if thought fit, approve the Newcrest Provided Information and the Scheme Booklet;

(e)	do everything reasonably necessary to ensure that the New Newcrest Shares are approved for official quotation on ASX and that trading in the New Newcrest Shares commences by the first Business Day after the Implementation Date. In addition, Newcrest’s current intention is to seek approval for official quotation of Newcrest Shares on POMSoX and to consider whether to seek approval for official quotation of Newcrest Shares on an appropriate North American exchange; and

(f)	prior to the First Court Date, execute the Deed Poll undertaking in favour of Lihir Shareholders and on the Implementation Date issue the New Newcrest Shares and pay the cash component of the Scheme Consideration to Participants in accordance with the Scheme.

Responsibility for Scheme Booklet

6.4	Lihir and Newcrest agree that Lihir is solely responsible for the Lihir Provided Information and Newcrest is solely responsible for the Newcrest Provided Information and the Scheme Booklet will contain a statement to this effect.

Contents of Scheme Booklet

6.5	Lihir will consider in good faith any comments by Newcrest in relation to the contents of the Scheme Booklet but Lihir reserves the right to determine, in good faith as it sees fit, any dispute as to the contents of the Scheme Booklet (other than any dispute as to the Newcrest Provided Information, which will be determined by Newcrest in good faith as it sees fit).

7.	Continued Access to Information

7.1	Without limiting clause 8, from the date of this agreement until 8 June 2010, each Lihir Group member must provide to Newcrest and its representatives access to offices, sites, management personnel and documents, records and other information as reasonably required by Newcrest to complete its due diligence inquiries on the Lihir Group.

7.2	If:
(a)	prior to 8 June 2010, Newcrest’s due diligence inquiries on the Lihir Group pursuant to clause 7.1 disclose a major adverse discrepancy when compared to the information which Lihir has released to ASX or otherwise provided to Newcrest in writing prior to the date of this agreement (concerning the Lihir Group’s resource and reserve position, liabilities (including contingent liabilities), title to, and physical condition of, assets, licences to operate, future capital commitments and production forecasts); and

(b)	that discrepancy, individually or when aggregated with all other such discrepancies, would reduce the value of Lihir by A$700 million (provided that each discrepancy being aggregated would reduce the value of Lihir by at least A$200 million), then Newcrest may terminate this agreement by notice to Lihir at any time before 15 June 2010.
7.3	If the Independent Expert issues its report in which it states that in its opinion the Scheme is not in the best interests of Lihir Shareholders, then Lihir may terminate this agreement by notice to Newcrest.

8.	Conduct of Business and Requests for Access

8.1	Each of Newcrest and Lihir undertake that it and its subsidiaries will:
(a)	in the period from the date of this agreement to the earlier of the Implementation Date and the date this agreement is terminated:
(i)	conduct its business and operations in the ordinary course and consistent with the manner conducted prior to this agreement and in compliance with all applicable laws and regulations;

(ii)	preserve its current business organisation, the services of its current officers and its current relationship with third parties (including governmental agencies, rating agencies, customers, suppliers, licensors and licensees);
(b)	without limiting clause 7.1, in the period from the date of this agreement to the earlier of 5.00pm on the Business Day before the Second Court Date and the date this agreement is terminated (and subject to clause 8.3 and to the proper performance by its officers of their fiduciary duties):
(i)	respond to reasonable requests from the other party for information regarding its business and operations (subject to maintaining confidentiality of all confidential information which may be provided); and

(ii)	consult with the other party (to the extent legally permissible) with respect to any material dealings with a Governmental Agency or any action required to be taken in respect of:
(A)	any Regulatory Approval; and

(B)	any consent, waiver or release contemplated under clause 6.2(a).
8.2	Without limiting clause 7.1, Lihir undertakes that it and its subsidiaries will in the period from the date of this agreement to the earlier of 5.00pm on the Business Day before the Second Court Date and the date this agreement is terminated (and subject to clause 8.3 and to the proper performance by its officers of their fiduciary duties) provide to Newcrest reasonable access during its normal business hours to its officers, records and cooperate for the purposes of implementing the Scheme and integrating the Lihir Group and Newcrest Group.

8.3	Newcrest and Lihir (and their respective subsidiaries) are not obliged to provide the other party with any information regarding their assessment of the Scheme, any commercially sensitive or competitive information or if the provision of information would breach an obligation of confidence owed to any third party.

8.4	Lihir undertakes to procure that, in relation to each Lihir Group member, the following does not occur without Newcrest’s prior consent in writing:
(a)	the entry into, renewal or change of the terms of any contract of service with any director or senior executive (excluding any change to the managing director’s contract that the Lihir Board, acting reasonably, considers appropriate if the 2010 Lihir Annual General Meeting rejects or fails to approve the proposed grant of share rights to the managing director); and

(b)	the payment of a bonus or increase in remuneration or compensation paid to any officer or personnel, other than in accordance with existing employment terms (and to the extent such terms are discretionary, in accordance with existing remuneration policy and past practice),
8.5	Lihir undertakes to procure that no Lihir Group member incurs any financial indebtedness (other than any indebtedness incurred in the ordinary course of Lihir’s business or the draw down of funds under existing credit facilities where such funds are used for approved capital projects announced to ASX before the date of this agreement or refinancing of those existing credit facilities) or enters into any gold hedging or forward sales without first consulting in good faith on a reasonable basis with Newcrest.

9.	Board Recommendations and Intentions

9.1	The public announcement to be issued by Lihir and Newcrest following execution of this agreement must state that:
(a)	the Lihir Board unanimously recommends to Lihir Shareholders that they approve the Scheme and elect to receive either Mixed Consideration or Maximum Share Consideration (in the absence of a Superior Proposal and subject to the Independent Expert opining that the Scheme is in the best interests of Lihir Shareholders); and

(b)	each Lihir Director will vote the voting rights attached to all Lihir Shares over which he or she has control in favour of any Lihir Shareholder resolutions to implement the Scheme and any related or ancillary transactions (in the absence of a Superior Proposal and subject to the Independent Expert opining that the Scheme is in the best interests of Lihir Shareholders).
9.2	Lihir must use its best endeavours to procure that the Lihir Board and each Lihir Director:
(a)	does not change, qualify or withdraw any of the statements or recommendation contemplated under clause 9.1; and

(b)	does not make any public statement or take any action that is, or may be reasonably construed as being, inconsistent with any of the statements or recommendation contemplated under clause 9.1, unless:
(c)	in the Independent Expert Report, the Independent Expert opines that the Scheme is not in the best interests of Lihir Shareholders; or

(d)	the Lihir Board determines, after the operation of clause 13.7, that an announced Competing Proposal is a Superior Proposal,

and a majority of the Lihir Board determines in good faith and acting reasonably that the Scheme is no longer in the best interests of Lihir Shareholders (having regard to their fiduciary and statutory duties).
10.	Public Announcements and Communications

10.1	Newcrest and Lihir agree to jointly issue on the date of this agreement a public release in the form agreed between the parties which announces the Scheme, sets out the Lihir Board’s unanimous recommendation as contemplated in clause 9.1 and attaches a copy of this agreement.

10.2	A party may make a public announcement or other disclosure, or communicate with a Governmental Agency, in respect of the Scheme if required by applicable law or the rules of any applicable securities exchange but only after, to the extent possible, providing reasonable notice to the other party and consulting with the other party regarding the form and content of the disclosure or communication.

11.	Representations and Warranties

Representations and warranties for the benefit of Newcrest and Lihir

11.1	Each of Newcrest and Lihir represent and warrant to the other party, on each date from the date of this agreement until and including the Second Court Date, that it has all of the necessary capacity, power and authority (whether corporate, regulatory or otherwise) to enter into and perform this agreement, and that in entering into and performing this agreement it will not violate any law, order or its constitution and that this agreement constitutes its legal, valid and binding obligations enforceable against it in accordance with its terms.

Representations and warranties for the benefit of Lihir alone

11.2	Newcrest represents and warrants to Lihir:
(a)	on the date of this agreement and the Second Court Date, that each Newcrest Group member is solvent and in compliance with applicable laws, regulations and rules of any applicable securities exchange, has all material licences, permits and authorities to conduct its activities as conducted on the date of the agreement and, as far as Newcrest is aware, is not the subject of any action or investigation by a Governmental Agency;

(b)	on the date of this agreement, Newcrest is not relying on any of the carve-outs in Rule 3.1A of the ASX Listing Rules to withhold material price sensitive information; and

(c)	on the First Court Date, the date of the Scheme Booklet and the Second Court Date, the Newcrest Provided Information:
(i)	is prepared and provided in good faith, with its consent and on the understanding that the Newcrest Provided Information will be relied on by Lihir to prepare the Scheme Booklet and to provide it to Lihir Shareholders and to propose the Scheme and by the Independent Expert to prepare the Independent Expert’s Report;

(ii)	complies with applicable laws, regulations or rules of any applicable securities exchange; and

(iii)	is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet.
Representations and warranties for the benefit of Newcrest alone

11.3	Lihir represents and warrants to Newcrest:
(a)	apart from the Third Party Discussions, on the date of this agreement, Lihir is not relying on any of the carve-outs in Rule 3.1A of the ASX Listing Rules to withhold material price sensitive information;

(b)	on the date of this agreement and on the Second Court Date, that:
(i)	each Lihir Group member is solvent and in compliance with applicable laws, regulations and rules of any applicable securities exchange, has all material licences, permits and authorities to conduct its activities as conducted on the date of the agreement and, as far as Lihir is aware, is not the subject of any action or investigation by a Governmental Agency; and

(ii)	it has no reason to believe, acting reasonably, that all Regulatory Approvals which the Lihir Group requires in PNG and West Africa to operate its business as operated at the date of this agreement, including in relation to the Million Ounce Plant Upgrade and associated community agreements and relevant agreements, will not be granted or issued in due course, or, if already granted or issued, will not remain in force after the date of this agreement (including as a result of implementation of the Scheme) on materially the same terms that currently exist; and
(c)	on the First Court Date, the date of the Scheme Booklet and the Second Court Date, that the Lihir Provided Information:
(i)	is prepared in good faith, with its consent and on the understanding that Newcrest will rely on that information in preparing and approving the Newcrest Provided Information in the form and context in which it appears in the Scheme Booklet;

(ii)	complies with applicable laws, regulations or rules of any applicable securities exchange; and

(iii)	is not misleading or deceptive in any material respect and does not contain any material omissions, in the form and context in which it appears in the Scheme Booklet.
12.	No Reliance

12.1	Newcrest expressly acknowledges that it is making its own independent assessment of the Lihir Disclosed Information.

12.2	Subject to clause 11.3(c) and 12.3, Lihir makes and gives no representation or warranty (except as specifically provided for in this agreement):
(a)	as to the accuracy or completeness of any of the Lihir Disclosed Information;

(b)	that any of the Lihir Disclosed Information has been audited, verified or prepared with reasonable care or that any statement about the future will or can be achieved or that the assumptions upon which statement is made are reasonable; or

(c)	that the Lihir Disclosed Information is all of the information that the Recipient or a reasonable person would require or expect to receive for the proper evaluation of the Proposed Transaction.
12.3	Notwithstanding clause 12.2, Lihir will:
(a)	use its reasonable endeavours to ensure that the Lihir Disclosed Information which is provided on or after the date of this agreement is accurate and not misleading; and

(b)	not provide Newcrest or any of its representatives or advisers with any information as Lihir Disclosed Information that, to the actual knowledge of any Lihir Group member is false, inaccurate or misleading.
13.	Commitment to Scheme and dealing with Third Party Discussions

13.1	Prior to the Exclusivity Period and subject to clause 13.6, Lihir has the right to enter into, continue or participate in any negotiation, discussion, arrangement or understanding with a third party in connection with a possible Lihir Control Transaction (which was not solicited, invited or initiated (whether directly or indirectly) by a Lihir Group member or any of its representatives or advisers after the date of this agreement) (Third Party Discussion). Other than Third Party Discussions, Lihir undertakes that, as at the date of this agreement, it will cease any existing negotiations or discussions in respect of any Competing Proposal, other material asset disposal or spin-off or other restructuring.

13.2	In the absence of a Superior Proposal that has been announced and recommended by the Lihir Board, Lihir undertakes that as at the commencement of the Exclusivity Period it will cease any existing negotiations or discussions in respect of any Competing Proposal with any person (including any Third Party Discussion) and promptly request in writing the immediate return or destruction of any confidential information provided to any third party in connection with any possible Competing Proposal prior to the Exclusivity Period (and in accordance with any confidentiality agreement entered into with that third party).

13.3	Save for Third Party Discussions, on or after the date of this agreement, Lihir will not (and will not communicate an intention to) solicit, invite or initiate any Competing Proposal or any enquiries, negotiations or discussions with a third party which may lead to a Competing Proposal.

13.4	Subject to clause 13.1 and 13.5, Lihir undertakes that as and from the commencement of the Exclusivity Period, it will not (and will not communicate an intention to)
(a)	enter into, continue or participate in any negotiation, discussion, arrangement or understanding in connection with a possible Competing Proposal, other material asset disposal or spin-off or other restructuring; or

(b)	permit any third party to receive any non-public information in respect of any Lihir Group member which may lead to that third party formulating, developing or finalising a Competing Proposal, other material asset disposal or spin-off or other restructuring, except with the prior written consent of Newcrest.

13.5	The restrictions in clauses 13.4(a) and 13.4(b) do not apply to the extent they require the Lihir Board to take or refuse to take any action with respect to a Competing Proposal (which was not solicited, invited or initiated (whether directly or indirectly) by a Lihir Group member or any of its representatives or advisers in contravention of clause 13.3) provided that the Lihir Board determines in good faith and acting reasonably that taking or refusing to take such action (as applicable) would constitute a breach of its fiduciary or statutory duties.

13.6	If Lihir proposes to provide any non-public information in respect of any Lihir Group member to a third party pursuant to a Third Party Discussion or clause

13.5, it must, to the extent such information has not been disclosed to Newcrest, provide such information to Newcrest at the same time as the third party.

13.7	If Lihir receives a Competing Proposal (whether before or during the Exclusivity Period) that it may consider to be superior to the Scheme, and proposes to change, qualify or withdraw its recommendation that Lihir Shareholders approve the Scheme, it must notify Newcrest 5 Business Days prior to doing so and, with that notice, provide Newcrest with all material terms of that Competing Proposal (including the price or implied value under the Competing Proposal and the identity of the relevant third party) to allow Newcrest to propose a variation to the terms of the Scheme so that the Scheme would be superior to the Competing Proposal. Lihir must consider the proposed variation in good faith and if it considers that proposed variation would result in the Scheme being superior to the Competing Proposal, it must use its best endeavours to agree any amendments to the terms of the Scheme and this agreement.

13.8	References in this clause 13 to Lihir extend to Lihir Group members, and Lihir undertakes to procure that no Lihir Group member takes or refuses to take any action that would breach this clause 13.

14.	Break Fee

14.1	Lihir acknowledges that Newcrest would not have entered into this agreement without this clause 14 and that the Break Fee Amount is a reasonable amount to compensate the actual costs (including adviser costs and out of pocket expenses) and reasonable opportunity costs of Newcrest.

14.2	Lihir must pay Newcrest the Break Fee Amount (only once and without withholding or set off) if:
(a)	the Lihir Board fails to make the unanimous recommendation contemplated in clause 9.1(a) or any Lihir director fails to make the statement contemplated in clause 9.1(b);

(b)	the Lihir Board or any Lihir Director changes, qualifies or withdraws any statement or recommendation contemplated in clause 9.1 or makes any public statement that is fundamentally inconsistent with any statement or recommendation contemplated in clause 9.1, in either case other than where in the Independent Expert Report, the Independent Expert opines that the Scheme is not in the best interests of Lihir Shareholders (provided that the reasons for the Independent Expert’s conclusions do not include the existence of a Competing Proposal);

(c)	a Superior Proposal is announced and recommended or supported by the Lihir Board or any Lihir Director;

(d)	a Competing Proposal is announced before the End Date and, as contemplated by that Competing Proposal, a third party acquires voting power (within the meaning of section 610 of the Australian Corporations Act)

of 50% or more of Lihir before the first anniversary of the date of this agreement; or
(e)	this agreement is terminated by Newcrest pursuant to:
(i)	a material breach of this agreement by Lihir (other than for a breach of clause 12.3(a) or where there is no material detriment for Newcrest, Lihir or the Scheme) at any time before 8.00am on the Second Court Date; or

(ii)	the occurrence of a Lihir Regulated Event.
14.3	The Break Fee Amount is exclusive of Australian goods and services tax (GST). The Break Fee Amount (inclusive of GST) is payable only when due and then within 5 Business Days after a written demand being made by Newcrest.

14.4	Newcrest acknowledges and agrees that the payment of the Break Fee Amount by Lihir will constitute full and final satisfaction of any and all liability to Newcrest under this agreement, (or otherwise) in respect of the breach by Lihir of the term of this agreement which permitted Newcrest to terminate this agreement.

15.	Termination

Termination rights of both parties

15.1	A party may terminate this agreement by notice to the other party:
(a)	if a condition precedent for the benefit of that party is not satisfied (or waived, where permitted) (subject, in relation to the condition precedent in clause 5.1(e), to any appeal process pursuant to clause 6.2(j)) by 5.00pm on the day before the Second Court Date; or

(b)	if the other party breaches any term of this agreement at any time before 8.00am on the Second Court Date and the breach is material in the context of the Scheme as a whole (provided that, if such breach is reasonably capable of remedy, notice of the material breach is given by the party not in breach and the material breach has not been remedied within five business days of such notice).
Termination rights of Newcrest
15.2	Newcrest may terminate this agreement at any time before 8.00am on the Second Court Date by notice to Lihir if:
(a)	there is a Lihir Regulated Event or Lihir Material Adverse Change (provided that notice of the relevant circumstances are provided to Lihir and such circumstances have continued to exist for a period of five Business Days from the time such notice is given); or

(b)	a Lihir Director publicly changes, qualifies or withdraws their statement that the Scheme is in the best interests of Lihir Shareholders or their recommendation that Lihir Shareholders approve the Scheme, or publicly recommends, promotes or endorses a Competing Proposal.

Termination rights of Lihir
15.3	Lihir may terminate this agreement at any time before 8.00am on the Second Court Date by notice to Newcrest if:
(a)	there is a Newcrest Regulated Event or Newcrest Material Adverse Change (provided that notice of the relevant circumstances are provided to Newcrest and such circumstances have continued to exist for a period of five Business Days from the time such notice is given); or

(b)	the Break Fee Amount is payable by Lihir and has been paid in full to Newcrest.
Effect of termination
15.4	This clause 15 and clauses 14, 16, 17, 18 and 19 will survive termination of this agreement.

16.	Notices

16.1	Notices and communications under this agreement must be made in writing and delivered by post, hand or fax to the address or facsimile details below:

(a)	to Newcrest:	Level 9, 600 St Kilda Road, Melbourne, Victoria 3004,
Australia
Fax number: + 61 3 9521 3564
Attention: Stephen Creese, General Counsel and Company Secretary

(b)	to Lihir:	Level 9, AAMI Building, 500 Queen Street, Brisbane,
Queensland 4000, Australia
Fax number: + +61 7 3318 9203
Attention: Michael Sullivan
17.	Governing Law

17.1	This agreement is governed by the laws applicable of PNG and each party submits to the non-exclusive jurisdiction of the Courts of PNG.

18.	Definitions

Approved Budget means the budget for the Lihir Group for the calendar year 2010 as approved by the Lihir Board and in force as at the date of this agreement (to the extent it relates to capital projects approved by the Lihir Board, including Million Ounce Plant Upgrade and existing operating and exploration assets of the Lihir Group as at the date of this agreement).

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian Securities Exchange.

ASX Listing Rules means the official listing rules of ASX.

Australian Corporations Act means the Corporations Act 2001 of the Commonwealth of Australia.

Break Fee Amount means US$60 million.

Cash Consideration means A$0.225 cash per Lihir Share (less any dividend recommended, declared, paid or resolved to be recommended, declared or paid by Lihir on or after the date of this agreement where the record date for the payment of that dividend will occur on or prior to the Implementation Date).

Cash Consideration Cap means A$1 billion.

Competing Proposal means any expression of interest, proposal, offer, transaction or arrangement which, if either entered into or completed, would result:
(a)	in a third party (other than as nominee, custodian or bare trustee) acquiring an interest of 10% or more of the shares in any Lihir Group member, acquiring a direct or indirect economic interest in all or a substantial part of the assets or business of any Lihir Group member, acquiring control (within the meaning of section 50AA of the Australian Corporations Act) of any Lihir Group member, or acquiring or assuming or otherwise holding a significant beneficial, economic or other interest in any Lihir Group member or a substantial part of their respective business or assets, by whatever means; or

(b)	in Lihir being required to abandon or otherwise not proceed with the Scheme, by whatever means.
Confidentiality Deed means the deed of that name between Newcrest and Lihir dated 23 March 2010.

Court means the National Court of Papua New Guinea.

Deed Poll means a deed poll to be executed by Newcrest in the form agreed between the parties under which Newcrest agrees to procure the provision of the Scheme Consideration to the Participants.

Effective when used in relation to the Scheme, means the coming into effect, pursuant to section 250 of the PNG Companies Act, of the orders of the Court under section 250(1) of the PNG Companies Act approving the Scheme, but in any event at no time before a certified copy of the orders of the Court are lodged with the PNG Registrar of Companies.

Effective Date means the date on which the orders of the Court under section 250(1) of the PNG Companies Act approving the Scheme come into effect in accordance with the PNG Companies Act.

End Date means 31 December 2010, or such later date as agreed between the parties.

Exclusivity Period means the period commencing on 8 June 2010 (or earlier with the consent of each party in its absolute discretion) and ending on the earlier of the date of termination of this agreement, the Implementation Date and the End Date.

First Court Date means the first day of the First Court Hearing or, if the First Court Hearing is adjourned for any reason, means the first day of the adjourned First Court Hearing.

First Court Hearing means the hearing of the application by Lihir for orders pursuant to section 250 of the Companies Act including for the convening of the Shareholders Meeting.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or similar entity or organisation, or securities exchange

Implementation Date means the date that is 5 Business Days after the Record Date, or such other date agreed by the parties or required by a Governmental Agency.

Independent Expert means an independent expert to be engaged by Lihir in accordance with the PNG Companies Act to opine whether the Scheme is in the best interests of Lihir Shareholders.

Independent Expert’s Report means the report prepared by the Independent Expert for inclusion in the Scheme Booklet in accordance with the PNG Companies Act and the orders of the Court at the First Court Hearing.

Ineligible Lihir Shareholder means a Participant whose address as shown in the Lihir’s members’ register is located outside PNG, Australia and its external territories, and any other jurisdictions as may be agreed in writing by Lihir and Newcrest (unless Newcrest is satisfied that it is permitted to allot and issue New Newcrest Shares to that Participant pursuant to the Scheme by the laws of that place), or a Lihir Group member.

Key Material Contracts means:
(a)	with respect to PNG:
(i)	the Mining Development Contract;

(ii)	the Special Mining Lease;

(iii)	the Exploration Licence EL485;

(iv)	the Integrated Benefits Package (including the Revised IBP);

(v)	the Pressure Oxidisation Methodology licence; and

(vi)	contracts in relation to the following aspects of the Million Ounce Plant Upgrade:
(A)	grinding mills;

(B)	interim power supply;

(C)	the community compensation package;

(D)	the grinding and oxidisation feed and detailed design;

(E)	the auto/clave internals; and

(F)	low voltage MCCs and switchrooms; and
(b)	with respect to Cote D’Ivoire:
(i)	the Mining Investment Convention;

(ii)	the Bonikro Exploration Licence PE 32;

(iii)	ELs, including over Birimian West African Greenstone belts; and

(iv)	the Dougbafla East prospect.

Lihir means Lihir Gold Limited.

Lihir Board means the Board of Directors of Lihir.

Lihir Control Transaction means any expression of interest, proposal, offer, transaction or arrangement by or with any person which, if either entered into or completed, would result in a third party acquiring a relevant interest in 50% or more of the shares in Lihir.

Lihir Disclosed Information means all information provided by Lihir and its representatives to Newcrest and its representatives in connection with the Scheme or which relates to the past, present or future operations, affairs, business or strategic plans of the Lihir Group.

Lihir Group means Lihir and its subsidiaries.

Lihir Material Adverse Change means an event or occurrence after the date of this agreement and before the Implementation Date, that individually or when aggregated with all other such events or occurrences (provided that each individual event or occurrence being aggregated has a relevant net profit after tax negative impact of at least US$5 million):
(a)	diminishes or a reasonable person acting in good faith would consider it likely to diminish:
(i)	the consolidated net assets of the Lihir Group by an amount equal to or greater than US$330 million; or

(ii) (ii) the future consolidated annual net profit after tax of the Lihir Group on a recurring basis by an amount equal or greater than US$30 million per year; or
(b)	results in the Lihir Group being unable to carry on its business in substantially the same manner as at the date of this agreement, other than any event or occurrence:
(i)	which is a direct result of general economic or securities markets conditions;

(ii)	which is required to be done or undertaken pursuant to the Scheme;

(iii)	which is done with the prior approval of Newcrest; or

(iv)	to the extent that event or occurrence was known to Newcrest prior to the date of this agreement.
Lihir Provided Information means all information included in the Scheme Booklet prepared by or on behalf of Lihir other than the Newcrest Provided Information and the Independent Expert’s Report.

Lihir Regulated Event means, in relation to any Lihir Group member, the occurrence of any of the following (other than in connection with the Scheme or as fairly disclosed prior to the date of this agreement in the Lihir Disclosed Information):
(a)	any matter referred to in section 652C(1) and (2) of the Australian Corporations Act;

(b)	any change to a constituent document;

(c)	the passing of any special resolution;

(d)	the acquisition or disposal (whether directly or indirectly and by whatever means, including by way of spin-off or other restructuring) of any entity, business or assets (other than trade inventories or consumables) exceeding US$50 million in aggregate;

(e)	the incurring of any capital expenditure exceeding US$50 million in aggregate;

(f)	except to the extent provided under the terms of the Lihir Executive Share Plan, the purchase, buy-back, cancellation, redemption or repayment of any shares or other reduction of any share capital in any way, or consolidation or subdivision of all or any part of any share capital or other conversion of any shares into a larger or smaller number or other changes to, or reconstruction of, any part of any share capital;

(g)	creation of any security interest or encumbrance, individually or in aggregate, over the whole or a substantial part of the business or assets;

(h)	the incurring of any financial indebtedness in excess of US$50 million (other than any draw down of funds under existing credit facilities where such funds are used for approved capital projects announced to ASX before the date of this agreement or refinancing of those existing credit facilities) or entry into any gold hedging or forward sales;

(i)	issuance of any equity, debt or hybrid security (including any security convertible into shares of any class) or rights, warrants or options to subscribe for or acquire any such securities other than as publicly disclosed before the date of this agreement or satisfy any share rights that have vested or may vest prior to the Implementation Date under the Lihir Executive Share Plan;

(j)	the provision of any financial accommodation or capital contributions to a person other than another Lihir Group member in excess of US$50 million;

(k)	the entry into or variation of any Material Contract (other than pursuant to an approved capital project announced to ASX before the date of this agreement or the renewal of any existing Material Contract on substantially the same terms); or

(l)	the recommendation, declaration, payment or resolving to recommend, declare or pay to Lihir Shareholders any bonus, dividend or other distribution in cash, in specie or otherwise except for half-year and full-year dividends payable in cash at a level which is no more than US$0.025 per Lihir Share, Other than to the extent it is provided for in the Approved Budget or consented to in writing by Newcrest.
Lihir Share means a fully paid ordinary share in the capital of Lihir.

Lihir Shareholder means a person who is registered as a holder of Lihir Shares.

Lihir Sustainable Development Plan means the Integrated Benefits Package entered into in 1995 and the Revised Integrated Benefits Package Agreement / Lihir

Sustainable Development Program entered into around May 2007 between Lihir, the PNG Government and the people of Lihir, and any agreement or commitment entered into by Lihir which is for the benefit of the people of Lihir.

Material Contract means any agreement or commitment between any one or more Lihir Group members and any one more other persons, or any lease, licence, permit or approval in relation to a mine, which:
(a)	has a term of one year or more; or

(b)	contemplates, during its entire term, payments of US$30 million or more in aggregate, and, in any case, includes the Key Material Contracts.
Maximum Cash Consideration is defined in clause 3.3(b).

Maximum Share Consideration is defined in clause 3.3(c).

Mining Development Agreement means the Mining Development Contract between Lihir and the PNG Government entered into on 17 March, 1995, the Special Mining Lease issued on 17 March, 1995, the Exploration Licenses EL485 and EL1170 and any other licenses, leases, approvals or permits issued to, granted to or entered into by Lihir with respect to the operation of the Lihir mine.

Million Ounce Plant Upgrade means the project titled ‘Million Ounce Plant Upgrade’ undertaken to upgrade the operations of Lihir on Lihir Island, PNG.

Mixed Consideration has the meaning given in clause 3.3(a).

Newcrest means Newcrest Mining Limited.

Newcrest Board means the Board of Directors of Newcrest.

Newcrest Disclosed Information means all information provided on or prior to the date of this agreement by Newcrest and its representatives to Lihir and its representatives in connection with the Scheme or which relates to the Newcrest Group’s past, present or future operations, affairs, business or strategic plans.

Newcrest Group means Newcrest and its subsidiaries.

Newcrest Material Adverse Change means an event or occurrence after the date of this agreement and before the Implementation Date, that individually or when aggregated with all other such events or occurrences (provided that each individual event or occurrence being aggregated has a relevant net profit after tax negative impact of at least US$5 million):
(a)	diminishes or a reasonable person acting in good faith would consider it likely to diminish:
(i)	the consolidated net assets of the Newcrest Group by an amount equal to or greater than US$660 million; or

(ii)	the future consolidated annual net profit after tax of the Newcrest Group on a recurring basis by an amount equal or greater than US$60 million per year; or

(b)	results in the Newcrest Group being unable to carry on its business in substantially the same manner as at the date of this agreement, other than any event or occurrence:
(i)	which is a direct result of general economic or securities markets conditions;

(ii)	which is required to be done or undertaken pursuant to the Scheme;

(iii)	which is done with the prior approval of Lihir; or

(iv)	to the extent that event or occurrence was known to Lihir prior to the date of this agreement .agreement.
Newcrest Provided Information means all information regarding the Newcrest Group and the New Newcrest Shares to enable the Scheme Booklet to be prepared, which for the avoidance of doubt will be the level of disclosure required if the issue of the New Newcrest Shares under the Scheme were a public offering of securities under the PNG Securities Act (1998).

Newcrest Regulated Event means, in relation to any Newcrest Group member, the occurrence of any of the following (other than in connection with the Scheme or as fairly disclosed, and accepted for inclusion by Lihir, in the Newcrest Disclosed Information)
(a)	any matter referred to in section 652C(1) or (2) of the Australian Corporations Act;

(b)	any acquisitions of assets, properties or business that involves a series of commitments by the Newcrest Group exceeding US$500 million in aggregate, other than the exercise by a Newcrest Group member of any existing preemptive right or interest in any joint venture in which a Newcrest Group member is a participant as at the date of this agreement; and (

c)	any disposals of assets, properties or business exceeding US$350 million in aggregate.
Newcrest Share means a fully paid ordinary share in the capital of Newcrest.

Newcrest Subsidiary means a wholly owned subsidiary of Newcrest incorporated in PNG.

Newcrest VWAP means the volume weighted average share price for Newcrest Shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings and any other trades which Lihir and Newcrest reasonably agree to exclude on the basis that they are not representative of the general price at which Newcrest Shares are trading on ASX in the context of trading in Newcrest Shares on any day on which the trades took place) over the 5 consecutive Trading Days (as defined in the official listing rules of ASX) immediately preceding the Second Court Date (calculated to 2 decimal places).

New Newcrest Shares means the new Newcrest Shares to be issued under the terms of the Scheme as Scheme Consideration.

Participant means each Lihir Shareholder as at the Record Date.

PNG means Papua New Guinea.

PNG Companies Act means the Companies Act 1997 (PNG).

PNG Registrar of Companies means the Registrar of Companies appointed under section 394(1) of the PNG Companies Act.

POMSoX means Port Moresby Stock Exchange Limited or, as the context requires, the financial market operated by it.

Proposed Transaction means the acquisition by Newcrest of Lihir by way of the Scheme.

Record Date means 7.00pm on the date that is 5 Business Days after the date on which the Scheme becomes effective.

Regulatory Approval means any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Governmental Agency or anything that would be fully or partly prohibited or restricted by law if a Governmental Agency intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Scheme has the meaning given in clause 1.3.

Scheme Booklet means the explanatory memorandum to be prepared in accordance with the Companies Act and the orders of the Court at the First Court Hearing in relation to the Scheme, which annexes the Independent Expert’s Report, scheme of arrangement by Lihir, the deed poll by Newcrest and the Notice of Meeting and Proxy Form as required by the Court.

Scheme Consideration means the consideration to be provided to Participants under the terms of the Scheme, as described in clause 2.

Second Court Date means the first day of the Second Court Hearing or, if the Second Court Hearing of such application is adjourned for any reason, means the first day of the adjourned Second Court Hearing.

Second Court Hearing means the hearing of the application by Lihir for orders pursuant to section 250(1) of the Companies Act including for the approval of the Scheme.

Share Consideration means 1 New Newcrest Share per 8.43 Lihir Shares.

Share Consideration Cap means 280,988,130 Newcrest Shares (provided that this number may be increased to take account of the issue of any new Lihir Shares under the Lihir Executive Share Plan).

Shareholders’ Meeting means:
(a)	the meeting of Lihir Shareholders convened by Court order under the PNG Companies Act at which Lihir Shareholders are to consider whether to approve the Scheme, including any adjournment of that meeting; and

(b)	the meeting of Lihir Shareholders to be held immediately following the meeting described in paragraph (a) to consider whether to approve the acquisition by Newcrest of a relevant interest (within the meaning of the Securities Act 1997 (PNG)) in 100% of the voting shares of Lihir as a result of the Scheme.
Superior Proposal means a bona fide Competing Proposal that the Lihir Board considers to be more favourable to the Lihir Shareholders than the Scheme taking into account its fiduciary and statutory duties and based on a qualitative assessment of the identity, reputation and standing of the party making the Competing Proposal.

Third Party Discussion has the meaning given in clause 13.1.

Timetable means the indicative timetable for the Scheme set out in the schedule, as varied by agreement between the parties.
19.	Interpretation

19.1	The following rules apply unless the context requires otherwise.
(a)	The singular includes the plural, and the converse also applies.

(b)	A reference to a person includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(c)	A reference to a party, clause or schedule is a reference to a party to, clause or schedule of this agreement.

(d)	A reference to an agreement or document (including a reference to this agreement) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this agreement or that other agreement or document.

(e)	A reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form.

(f)	A reference to a party to this agreement or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s legal personal representatives).

(g)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(h)	A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(i)	A reference to an asset includes any real or personal, present or future, tangible or intangible property or asset (including intellectual property) and any right, interest, revenue or benefit in, under or derived from the property or asset.

(j)	A reference to time is to the time in Port Moresby, PNG.

(k)	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

(l)	Words and phrases not specifically defined in this agreement have the same meanings (if any) given to them in the PNG Companies Act.

(m)	If the doing of any act, matter or thing under this agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion.

Schedule
Timetable

Days post execution of Merger
Event	Implementation Agreement
Lihir provides draft Scheme Booklet to PNG	37
Registrar of Companies

First Court Date	51

Despatch of Scheme Booklet	52 to 55

Shareholders’ Meeting	86

Second Court Date	94

Effective Date	95

Record Date	102

Implementation Date	109

Executed as an agreement on 4 May 2010
Executed by Newcrest Mining Limited:

Director Signature	Director/Secretary Signature

Print Name	Print Name

Executed by Lihir Gold Limited:

Director Signature	Director/Secretary Signature

Print Name	Print Name